UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

QUMU CORPORATION
(Name of Subject Company)

COSMOS MERGER SUB, INC.
(Offeror)

ENGHOUSE INTERACTIVE, INC.
(Parent of Offeror)

ENGHOUSE SYSTEMS LIMITED

(Indirect and Ultimate Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

749063103
(Cusip Number of Class of Securities)

General Counsel

Enghouse Systems Limited

Suite 800, 80 Tiverton Court

Markham, Ontario, Canada, L3R 0G4

(905) 946-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher J. Cummings

Ian M. Hazlett

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: 1,902.70	Filing Party: Enghouse Systems Limited
Form or Registration No.: Schedule TO	Date Filed: January 6, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Enghouse Systems Limited, an Ontario corporation (“Enghouse”), and Cosmos Merger Sub, Inc. (“Purchaser”), a Minnesota corporation and an indirect wholly owned subsidiary of Enghouse, with the Securities and Exchange Commission on January 6, 2023, as amended January 20, 2023 (the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Qumu Corporation, a Minnesota corporation (“Qumu”), at a price of $0.90 per Share, in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 9; and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

At one minute following 11:59 p.m. (12:00 midnight), New York City time, on Monday, February 6, 2023 (the “Expiration Time”), the Offer and related withdrawal rights expired as scheduled and was not extended. Purchaser was advised by the Depositary, that, as of the Expiration Time, a total of 13,934,904 Shares were validly tendered and “received” within the meaning of MBCA Section 302A.613(4), representing approximately 77.7% of the Shares outstanding at such time.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and has stated it will pay for all such Shares as promptly as practicable after the Expiration Time in accordance with the terms of the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 302A.613(4) of the MBCA, without a vote of shareholders of Qumu. Accordingly, Qumu and Purchaser expect to consummate the Merger on February 8, 2023 pursuant to Section 302A.613(4) of the MBCA.

As a result of the Merger as described in the Merger Agreement, at the Effective Time, each Share then outstanding (other than any Shares (i) owned by Qumu as treasury stock, (ii) owned by Purchaser or Enghouse (or their respective wholly-owned subsidiaries) or that were irrevocably accepted for purchase by Purchaser in the Offer, or (iii) held by Qumu shareholders who properly asserted dissenters’ rights to obtain payment for the fair value of their Shares and who did not lose or withdraw their dissenters’ rights under the MBCA) will be converted into the right to receive $0.90 per Share in cash, without interest, less any applicable withholding taxes, which is the same amount per Share paid in the Offer. Following the Merger, all Shares will be delisted from the Nasdaq Stock Market and deregistered under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

ENGHOUSE INTERACTIVE, INC.
By:	/s/ Stephen J. Sadler Name: Stephen J. Sadler Title: Director
COSMOS MERGER SUB, INC.
By:	/s/ Stephen J. Sadler Name: Stephen J. Sadler Title: Director & Chief Executive Officer
ENGHOUSE SYSTEMS LIMITED
By:	/s/ Stephen J. Sadler Name: Stephen J. Sadler Title: Chief Executive Officer, Director and Chairman of the Board